Tula Microphones Inc



ANNUAL REPORT

448 W 19th st, #752

Houston, TX 77008

(832) 998-5185

https://www.tulamics.com/

This Annual Report is dated April 17, 2023.

BUSINESS

The Tula Mic is a portable USC mic and a mobile recorder designed for today's content creators and people working from home. Tula Mics was founded by the folks behind the legendary pro audio brand, Soyuz Microphones, used by many top bands and producers like Coldplay, Radiohead, Shawn Mendes and Nigel Godrich. The Tula features a proprietary noise reduction system which can provide studio-quality sound without the studio.

The Tula works with computers, phones and tablets as a USB mic using a USB-C cable (some iOS devices will require and Apple Camera Connector).

In addition, the Tula has 8gb of internal memory and a powerful battery allowing for up to 12 hours of continuous mobile recording in high quality wav format. All of the necessary function keys are located on the sides of the Tula. Also, the Tula Mic has a button that when long pressed for two seconds allows the Brusfri noise reduction algorithm to literally "learn" the background noise in a room and eliminate it. It won't help with barking dogs or screaming children but it works wonders with fan noise and ambient "hiss".

We manufacture our Tula Mics in Malaysia and then sell them via our own website and numerous dealers, large and small at varying rates of margin, never less than $50 per Tula (gross margin) and in some cases as high as $120.

Tula Microphones, Inc. was originally formed in 2019 as a Texas Limited Liability Company. In October 2021, the company converted to a Delaware C-Corporation to continue development, growth and fundraising for its brand.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $170,000.00

Number of Securities Sold: 125,925

Use of proceeds: development of the product

Date: August 13, 2020

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $1,150,201 compared to 0 in 2020 as the company was still in development product stage. In 2021 company launched the product, successfully delivered more than 2,000 Indiegogo orders, and sold total of 6,823 microphones, including Indiegogo, Amazon, dealers and distributors around the world and website.

Cost of sales

$667,963 was recorded in 2021 compared to 0 in 2020.

Expenses

2021 expenses were $672,195 vs $996,571 in 2020. The Company's expenses consist of among other things the research and development expenses of the Tula Mic, compensation, marketing and sales expenses, fees for professional services, shipping costs. In 2021 overall expenses decreased by $324,376 due to research and development costs mostly took place in 2020.

Historical results and cash flows:

The Company is currently in the active production and sales stage and generating revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the development stage is over and we have inventory on hand, meaning we no longer need to heavily invest in development and will start generating profits. Past cash was primarily generated through equity investments. Our goal is to generate cash through sales to dealers and distributors around the world as well as sales channels, like Amazon and our web store. Our net loss in 2021 was $132,335 - this is in majority due to substantial marketing and advertising expenses required for promoting new product on the market.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $135,894.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Maksim Permiakov

Amount Owed: $50,000.00

Interest Rate: 3.0%

Note payable to a private lender, payable in full including interest at 3.00% on December 31, 2023. The loan is unsecured and does not require guarantees

Creditor: Maksim Permiakov

Amount Owed: $85,890

Interest Rate: 3.0%

Note payable to a private lender, payable in full including interest at 3.00% on December 31, 2023. The loan is unsecured and does not require guarantees

Creditor: Soyuz Microphones LLC

Amount Owed: $100,000.00

Interest Rate: 3.0%

Note payable to a private lender, payable in full including interest at 3.00% until December 31, 2023. The loan is unsecured and does not require guarantees

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: David Arthur Brown

David Arthur Brown's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, President, Director, and CEO

Dates of Service: June 04, 2019 - Present

Responsibilities: Define strategies for the company, define and control execution of business and marketing goals. Design and development of new products. David dedicates 98% of his time to Tula Microphones.

Other business experience in the past three years:

Employer: Soyuz Microphones LLC

Title: Co-Founder, President

Dates of Service: February 25, 2014 - Present

Responsibilities: Define strategies for the company, oversee business and marketing goals. Design and development of new products. Salary: $5,200. David dedicates approximately 2% of his time to Soyuz.

Name: Karina Kagramanova

Karina Kagramanova's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary

Dates of Service: June 04, 2019 - Present

Responsibilities: Accounting, inventory management, sales and operations support, monthly salary 5,600

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: David Arthur Brown

Amount and nature of Beneficial ownership: 5,978,001

Percent of class: 59.78

Title of class: Common Stock

Stockholder Name: Maksim Permiakov

Amount and nature of Beneficial ownership: 2,940,000

Percent of class: 29.4

RELATED PARTY TRANSACTIONS

Name of Entity: Maksim Permiakov

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Loan by Maksim Permiakov to Tula.

Material Terms: Amount $50,000. Maturity date is 12/31/2023; term 4 years

Name of Entity: Maksim Permiakov

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Loan by Maksim Permiakov to Tula.

Material Terms: Amount $85,890. Maturity date is 12/31/2023; term 2 years

Name of Entity: Soyuz Microphones LLC

Names of 20% owners: David Arthur Brown, Pavel Bazdyrev, Maksim Permiakov

Relationship to Company: Main owners are the same in Soyuz as in the Tula

Nature / amount of interest in the transaction: Loan

Material Terms: Amount $100,000; Maturity date: 12/31/2023; term - 4 years

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Common Stock.

Common Stock

The amount of security authorized is 12,000,000 with a total of 10,000,000 outstanding.

Voting Rights

1 vote per share. Please see voting rights for securities sold in this offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the consumer electronics industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering common stock in the amount of up to 1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service We have one product so therefore we are reliant on consumers to continue to purchase that product. While we believe our product will stay current consumer trends may shift and revenues may decrease as a result. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Tula Mic is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns 5 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Tula, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Tula Microphones, Inc. could harm our reputation and materially negatively impact our financial condition and business. Electronic chip shortage As the world shut down because of the COVID-19 pandemic, many factories closed with it, making the supplies needed for chip manufacturing unavailable for months. Increased demand for consumer electronics caused shifts that rippled up the supply chain. There's a risk we might not get enough chips to fulfill our demand, that's why part of the funds raised in this campaign will be allocated to long lead-time chips orders and avoid potential supply deficit. COVID-19 pandemic Even though we have managed to develop and launch a product during pandemic in 2020, if situations worsens it might hinder our supply chain.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 17, 2023.

Tula Microphones Inc

By /s/ *David Arthur Brown*

　　Name: David Arthur Brown

　　Title: Founder and CEO

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, David Arthur Brown, Principal Executive Officer of Tula Microphones Inc, hereby certify that the financial statements of Tula Microphones Inc included in this Report are true and complete in all material respects.

David Arthur Brown

Founder and CEO